UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                              (Amendment No. ____)(1)


                            Zhone Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    98950P108
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                                 (CUSIP Number)

                              Richard A. Ekleberry
                                TPG Zhone, L.L.C.
                             c/o Texas Pacific Group
                         301 Commerce Street, Suite 3300
                              Forth Worth, TX 76102

                                 (817) 871-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 13, 2003
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

                       (Continued on the following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 98950P108               SCHEDULE 13D


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         TPG Advisors II, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b) |X|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO - Contributions of Partners of Affiliates

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                         7      SOLE VOTING POWER

NUMBER OF SHARES                8,959,375 Shares
BENEFICIALLY OWNED
BY EACH REPORTING        8      SHARED VOTING POWER
PERSON WITH
                                -0- Shares

                         9      SOLE DISPOSITIVE POWER

                                8,959,375 Shares

                         10     SHARED DISPOSITIVE POWER

                                -0- Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,959,375 Shares (See Items 4 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.8% (See Item 5)

14       TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Zhone Common Stock"), of Zhone Technologies, Inc., a Delaware corporation formerly known as Tellium, Inc. ("Zhone"). The principal executive offices of Zhone are located at 7001 Oakport Street, Oakland, California 94621.


Item 2.  Identity and Background.

         This Schedule 13D is filed by TPG Advisors II, Inc, a Delaware corporation (the "Reporting Person"). Additionally, information is included herein with respect to TPG Partners II, L.P. ("Partners"), TPG Parallel II, L.P. ("Parallel"), TPG Investors II, L.P. ("Investors"), TPG 1999 Equity Partners II, L.P. ("TPG 1999"), TPG GenPar II, L.P. ("GenPar") and TPG Zhone, L.L.C. ("TPG Zhone", together with Partners, Parallel, Investors, TPG 1999, and GenPar, the "TPG Entities"). The Reporting Person is the sole general partner of each of TPG 1999 and GenPar, which is the sole general partner of each of Partners, Parallel and Investors. Partners, Parallel, Investors and TPG 1999 are the sole members of TPG Zhone. The Reporting Person and the TPG Entities are hereinafter collectively referred to as the "TPG Parties."

         The address of the principal business offices of the TPG Parties is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

         The Reporting Person is a Delaware corporation whose principal business is to serve as the general partner of TPG 1999 and GenPar. GenPar is a Delaware limited partnership whose principal business is to serve as the general partner of Partners, Parallel, Investors and other related entities engaged in making investments in securities of public and private corporations. Partners is a Delaware limited partnership engaged in making investments in securities of public and private corporations. Parallel, Investors and TPG 1999 are Delaware limited partnerships engaged in making investments in entities in which Partners invests.

         TPG Zhone is a Delaware limited liability company (of which the sole members are Partners, Parallel, Investors and TPG 1999) which was formed to effect the proposed transactions described under Item 4 below and to hold the securities of Zhone. TPG Zhone has not engaged in any activities other than those incident to its formation and such proposed transactions.

         The officers and directors of the Reporting Person are David Bonderman (director and President), James G. Coulter (director and Executive Vice President), William S. Price, III (director and Executive Vice President), James O'Brien (Vice President and Treasurer), Richard A. Ekleberry (Vice President and Secretary), John Viola (Vice President and Secretary), Thomas E. Reinhart (Vice President and Secretary), Linda G. Rogenski (Assistant Secretary) and S. Michelle Reese (Assistant Secretary), each of whom is a natural person. No other persons control the TPG Entities.

         David Bonderman has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of the Reporting Person and affiliated entities. Mr. Bonderman is a citizen of the United States.

         James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a director and Executive Vice President of the Reporting Person and affiliated entities. Mr. Coulter is a citizen of the United States.

         William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a director and Executive Vice President of the Reporting Person and affiliated entities. Mr. Price is a citizen of the United States.

         James O'Brien has his business address at 301 Commerce Street, Suite 3300, Forth Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of the Reporting Person and affiliated entities. Mr. O'Brien is a citizen of the United States.

         Richard A. Ekleberry has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Ekleberry's principal occupation is as a Vice President and Secretary of the Reporting Person and affiliated entities. Mr. Ekleberry is a citizen of the United States.

         John Viola has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Viola's principal occupation is as a Vice President of the Reporting Person and affiliated entities. Mr. Viola is a citizen of the United States.

         Thomas E. Reinhart has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Viola's principal occupation is as a Vice President of the Reporting Person and affiliated entities. Mr. Reinhart is a citizen of the United States.

         Linda Rogenski has her business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Ms. Rogenski's principal occupation is as an Assistant Secretary of the Reporting Person and affiliated entities. Ms. Rogenski is a citizen of the United States.

         S. Michelle Reese has her business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Ms. Reese's principal occupation is as an Assistant Secretary of the Reporting Person and affiliated entities. Ms. Reese is a citizen of the United States.

         None of the TPG Parties, nor, to the best knowledge of the Reporting Person, any of the other persons named in this Item 2, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 13, 2003, Zhone completed a merger with ZTI Merger Subsidiary III, Inc., a Delaware corporation formerly known as Zhone Technologies, Inc. ("ZTI"). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated July 27, 2003 (the "Merger Agreement"), among Zhone, Zebra Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Zhone ("Merger Sub"), and ZTI, providing for the merger of Merger Sub with and into ZTI (the "Merger"). Upon completion of the Merger, ZTI became a wholly owned subsidiary of Zhone, and the combined company issued an aggregate of approximately 46.4 million shares of Zhone Common Stock to the stockholders of ZTI and assumed ZTI's outstanding options and warrants. Pursuant to the Merger Agreement, each outstanding share of ZTI common stock, par value $0.001 per share (the "ZTI Common Stock"), was exchanged for 0.47 of a share of Zhone Common Stock (after giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger).

         In connection with the Merger, TPG Zhone acquired 8,959,375 shares of Zhone Common Stock in exchange for 19,062,500 shares of ZTI Common Stock beneficially owned by it as of the effective date of the Merger. In addition, GenPar acquired options to purchase 2,350 shares of Zhone Common Stock in exchange for options to purchase 5,000 shares of ZTI Common Stock held by it as of the effective date of the Merger. On the effective date of the Merger, there was no market for the ZTI Common Stock, and the closing price of the Zhone Common Stock was $1.69 per share (as reported on the Nasdaq SmallCap Market, prior to giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger).

Item 4.  Purpose of Transaction.

         See Item 3 which is incorporated by reference herein.

         Pursuant to a Letter Agreement between TPG Zhone and Zhone, James Coulter and James Timmins have been designated by TPG Zhone to serve on Zhone's board of directors. See Item 6 for a description of the Letter Agreement.

         Except as described herein and in Item 6 below, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the other persons named in Item 2, has any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of Zhone and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

         (a), (b) Because of the Reporting Person's position as the sole general partner of each of TPG 1999 and GenPar, and because of the position of GenPar as the sole general partner of each of Partners, Parallel and Investors, and because Partners, Parallel, Investors and TPG 1999 are the sole members of TPG Zhone, the Reporting Person may be deemed to own beneficially, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an aggregate of 8,959,375 shares of Zhone Common Stock held of record by TPG Zhone. These shares represent approximately 11.8% of the outstanding shares of Zhone Common Stock, based on an aggregate of approximately 75.6 million shares of Zhone Common Stock outstanding, which is comprised of (1) 116,901,954 shares of Zhone Common Stock outstanding as of September 30, 2003 (prior to giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger, which after the reverse stock split would be approximately 29,225,488 shares of Zhone Common Stock), as reported in Zhone's Quarterly Report on Form 10-Q (File No. 000-32743) filed with the Securities and Exchange Commission ("SEC") on November 13, 2003, plus (2) approximately 46.4 million shares of Zhone Common Stock issued in connection with the Merger (after giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger), as reported in Zhone's Current Report on Form 8-K (File No. 000-32743) filed with the SEC on November 17, 2003.

         GenPar holds options to purchase 2,350 shares of Zhone Common Stock, which represent less than 1% of the outstanding shares of Zhone Common Stock. The options are immediately exercisable. As of the effective date of the Merger, options to purchase 2,203 of the 2,350 underlying shares were vested, and options to purchase the remaining underlying shares vest 1/48 per month for each month of continuous service to Zhone.

         (c) Except as described in Item 3, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of TPG Zhone during the 60 days prior to the date of this Schedule 13D.

         (d) Except as described in this Item 5, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by TPG Zhone.

         (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the Merger, TPG Zhone entered into a Voting Agreement dated July 27, 2003 (the "Voting Agreement") with Zhone and Merger Sub. Under the Voting Agreement, TPG Zhone agreed to vote in favor of the adoption of the Merger Agreement and, for a period of 180 days following the Merger, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including by the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any Zhone Common Stock received in the Merger, or publicly announce an intention to effect any such transaction. The foregoing restrictions do not apply to (1) transfers of Zhone Common Stock as bona fide gifts, (2) distributions of Zhone Common Stock to partners, members, stockholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities, (3) transfers of Zhone Common Stock by will or intestacy, and (4) transfers of Zhone Common Stock to immediate family or certain trusts, provided that in the case of any such transfer or distribution, each donee or distributee executes and delivers to Zhone a valid and binding counterpart to the voting agreement.

         TPG Zhone also entered into a Second Restated Rights Agreement dated November 13, 2003 (the "Rights Agreement") with Zhone and certain stockholders of Zhone. Under the Rights Agreement, at any time after six months following the Merger, the stockholders have the right to demand that Zhone register the sale of all or a portion of their shares of Zhone Common Stock. Zhone is obligated to effect a maximum of two registrations in response to these demand registration rights. If Zhone is eligible to file a registration statement on Form S-3, the stockholders have the right to demand, no more than two times in any 12-month period, that Zhone register the sale of all or a portion of their shares on Form S-3. In addition, the stockholders have piggyback registration rights if Zhone registers any securities for public sale, provided that, in an underwritten offering, the underwriters will have the right, subject to specified conditions, to limit the number of shares to be included in the registration statement. In general, Zhone will pay all expenses relating to any demand or piggyback registration. The registration rights will expire seven years after the closing date of the Merger, or earlier for a particular stockholder, if that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act of 1933, as amended.

         In addition, TPG Zhone and Zhone entered into a Letter Agreement dated November 13, 2003 (the "Letter Agreement"), under which Zhone will nominate two designees of TPG Zhone for election to Zhone's board of directors at any annual or special meeting or in any other action taken for the purpose of electing directors to Zhone's board of directors, so long as TPG Zhone and its affiliates own at least 50% of the shares of Zhone Common Stock issued to TPG Zhone in the Merger, and one designee of TPG Zhone, so long as TPG Zhone and its affiliates own at least 25% but less than 50% of the shares of Zhone Common Stock issued to TPG Zhone in the Merger. The initial designees of TPG Zhone are Messrs. Coulter and Timmins. The Letter Agreement also provides that Zhone will not increase the size of its board of directors beyond nine without the consent of TPG Zhone and that Zhone will appoint at least one of TPG Zhone's designees to its nominating and corporate governance committee, subject to such designee satisfying the independence and other requirements under applicable laws, rules and regulations. The Letter Agreement expires upon TPG Zhone and its affiliates owning less than 25% of the shares of Zhone Common Stock issued to TPG Zhone in the Merger, or earlier upon a liquidation, bankruptcy or change in control of Zhone.

         Except for the agreements listed in Item 7 and stock options described in Item 5, which are incorporated by reference herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of them and any other person with respect to any securities of Zhone, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Exhibits.

Exhibit 1 Second Restated Rights Agreement dated November 13, 2003 among Zhone and certain stockholders of Zhone.

Exhibit 2 Letter Agreement dated November 13, 2003 between Zhone and TPG Zhone, L.L.C.

Exhibit 3* Voting Agreement dated July 27, 2003 among Zhone, Merger Sub and certain stockholders of ZTI.

_______________________
* Incorporated by referenced to Zhone's Registration Statement on Form S-4 (File No. 333-108019), as amended, filed with the SEC on August 15, 2003.

                                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November ___, 2003
                                                    TPG Advisors II, Inc.



                                                    Name:  Richard A. Ekleberry
                                                    Title:  Vice President

                                  EXHIBIT INDEX

Exhibit 1 Second Restated Rights Agreement dated November 13, 2003 among Zhone and certain stockholders of Zhone.

Exhibit 2 Letter Agreement dated November 13, 2003 between Zhone and TPG Zhone, L.L.C.

Exhibit 3* Voting Agreement dated July 27, 2003 among Zhone, Merger Sub and certain stockholders of ZTI.


* Incorporated by referenced to Zhone's Registration Statement on Form S-4 (File No. 333-108019), as amended, filed with the SEC on August 15, 2003.